                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO.  )


                        AMATI COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.20 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   023115 10 8
                              --------------------
                                 (CUSIP NUMBER)

                                 RICHARD AGNICH
                         TEXAS INSTRUMENTS INCORPORATED
                          7839 CHURCHILL WAY, M/S 3995
                               DALLAS, TEXAS 75251
                                 (972) 995-2551
             -------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 WITH A COPY TO:

                                 R. SCOTT COHEN
                           WEIL, GOTSHAL & MANGES LLP
                         100 CRESCENT COURT, SUITE 1300
                            DALLAS, TEXAS 75201-6950
                                 (214) 746-7738

                                DECEMBER 24, 1997
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

CUSIP NO. 023115 10 8            SCHEDULE 13D


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


      TEXAS INSTRUMENTS INCORPORATED (75-0289970)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      DELAWARE
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   15,290,381
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     15,290,381
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      15,290,381
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      77.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      CO
--------------------------------------------------------------------------------

CUSIP NO. 023115 10 8            SCHEDULE 13D


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


      DSL ACQUISITION CORPORATION (75-2735708)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      AF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      DELAWARE
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   15,290,381
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     15,290,381
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      15,290,381
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      77.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      CO
--------------------------------------------------------------------------------

    This statement constitutes the initial filing by Texas Instruments Incorporated, a Delaware corporation ("Parent"), and DSL Acquisition Corporation, a Delaware corporation ("Purchaser"), under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-1 promulgated thereunder. Parent and Purchaser are making this joint filing because they constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.


ITEM 1.      SECURITY AND ISSUER

    The class of equity securities to which this statement relates is:

             Common Stock, par value $.20 per share (the "Common Stock"), of Amati Communications Corporation, a Delaware corporation (the "Company").

    The name of the issuer and the address of its principal executive offices are:

             Amati Communications Corporation
             2043 Samaritan Drive
             San Jose, California 95124


ITEM 2.      IDENTITY AND BACKGROUND

    The name, the state of organization, the principal business, the address of the principal business and the address of the principal office of Parent and Purchaser are set forth below:

    (i) Parent, a Delaware corporation, is a global semiconductor company and the world's leading designer and supplier of digital signal processing solutions. The principal executive offices of Parent are located at 13500 North Central Expressway, P.O. Box 655474, Dallas, Texas 75265-5474.

    (ii) Purchaser is a Delaware corporation and wholly owned subsidiary of Parent. It was formed at the direction of Parent for the sole purpose of consummating the acquisition of the Company pursuant to the Offer (as defined below) and the Merger (as defined below). The principal executive offices of Purchaser are located at 13500 North Central Expressway, P.O. Box 655474, Dallas, Texas 75265-5474.

    The name, residence or business address, and present principal occupation or employment of each executive officer or director of Parent or Purchaser, of each person controlling Parent or Purchaser, and each executive officer and director of any corporation or other person ultimately in control of Parent or Purchaser and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth below:


NAME                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                       ------------------------------------------
James R. Adams                             Chairman of the Board of Parent
David L. Boren                             President of the University of Oklahoma
James B. Busey IV                          Retired from U.S. Navy
Daniel A. Carp                             President and Chief Operating Officer of Eastman
                                           Kodak Company
Thomas J. Engibous                         President and Chief Executive Officer of Parent
Gerald W. Fronterhouse                     Investments
Wayne R. Sanders                           Chairman of the Board and Chief Executive Officer of
                                           Kimberly-Clark Company
Gloria M. Shatto                           President of Berry College
William P. Weber                           Vice Chairman of Parent
Clayton K. Yeutter                         Of Counsel, Hogan & Hartson
Gary D. Clubb                              Executive Vice President and President, Digital
                                           Imaging Group, of Parent
David D. Martin                            Executive Vice President of Parent
Richard K. Templeton                       Executive Vice President and President, Semiconductor
                                           Group, of Parent
Richard J. Agnich                          Senior Vice President, Secretary and General Counsel
                                           of Parent
William A. Aylesworth                      Senior Vice President, Treasurer and Chief Financial
                                           Officer of Parent
Chuck F. Nielson                           Vice President of Human Resources of Parent
Elwin L. Skiles, Jr.                       Vice President of Corporate Communications of Parent
George Barber                              President of the Purchaser; Vice President,
                                           Semiconductor Group, of Parent
Marvin S. Self                             Vice President of the Purchaser; Senior Vice President
                                           and Chief Financial Officer, Semiconductor Group, of
                                           Parent
Gregory L. Waters                          Vice President of the Purchaser; Director of Network
                                           Access Products, Semiconductor Group, of Parent

    Each of the foregoing persons is a citizen of the United States. The business address of each of the foregoing persons is c/o Parent, 13500 North Central Expressway, P.O. Box 655474, Dallas, Texas 75265-5474.

    During the past five years, neither Parent nor Purchaser and, to the best knowledge of Parent and Purchaser, no other person referenced in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The funds used by Purchaser to purchase the shares of Common Stock beneficially owned directly by Purchaser (and indirectly by Parent) were obtained through a capital contribution from Parent. Parent obtained such funds from its cash on hand.

ITEM 4.      PURPOSE OF TRANSACTION

    Parent, Purchaser and the Company are parties to an Agreement and Plan of Merger dated as of November 19, 1997 (the "Merger Agreement"). Pursuant to the Merger Agreement, Purchaser commenced on November 25, 1997 a tender offer (the "Offer") for all outstanding shares of Common Stock of the Company at a price of $20.00 per share, net to the seller in cash, without interest. The Offer expired at 12:00 midnight, New York City time, on December 23, 1997. Following the expiration of the Offer, Purchaser accepted for payment 15,290,381 shares of Common Stock (approximately 77.3% of the issued and outstanding shares of Common Stock) validly tendered and not withdrawn pursuant to the Offer, which number gives effect to the failure of a number of shares of Common Stock to be delivered in accordance with guaranteed delivery procedures. In accordance with the terms of the Merger Agreement, three of the Company's five directors resigned upon the consummation of the Offer and were replaced with three persons designated by Parent.

    Pursuant to the Merger Agreement, a meeting of the Company's stockholders will be held as soon as practicable for the purpose of approving the merger (the "Merger") of Purchaser with and into the Company. In connection with the Merger, the Company will become a wholly owned subsidiary of Parent and each issued and outstanding share of the Company's Common Stock (other than shares owned by Purchaser, held in the treasury of the Company or with respect to which dissenter's rights have been demanded and perfected in accordance with applicable Delaware law) shall be converted into the right to receive $20.00 in cash. Under Delaware law, the affirmative vote of holders of a majority of the outstanding shares of Common Stock entitled to vote, including the shares owned by Purchaser, will be required to approve the Merger. Because Purchaser owns approximately 77.3% of the shares of Common Stock entitled to vote, it will have the power to effect the Merger without the approval of any other stockholder of Company. Upon consummation of the Merger, Parent intends to delist the Company's Common Stock from the NASDAQ Stock Market and to terminate the registration of the same under Section 12 of the Exchange Act.

    The purpose of the Offer and the Merger is to enable Parent, through Purchaser, to acquire control of the Company's board of directors and the entire equity interest in the Company. The Offer was commenced and consummated to increase the likelihood that the Merger would be completed promptly.

    Except for the Merger and the election of Parent's designees to fill a majority of the seats on the Company's board of directors, Parent and Purchaser have no present plans or proposal that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets, involving the Company or any other material changes in the Company's capitalization, dividend policy, corporate structure, business or composition of its management. However, Parent and Westell Technologies, Inc. ("Westell") have entered into an agreement in principle to outsource to Westell certain of the Company's manufacturing activities so that following the Merger, the Company can focus on the commercial implementation of its technologies and research and development activities related thereto. Notwithstanding the foregoing, Parent intends to evaluate and review from time to time the Company's assets, operations, management and personnel and consider what, if any, changes would be desirable in light of circumstances which then exist. Parent reserves the right to take such actions or effect such changes as it deems advisable.


ITEM 5.      INTEREST OF SECURITIES OF ISSUER

    Purchaser is the direct beneficial owner, and Parent is the indirect beneficial owner, of 15,290,381 shares of the Company's Common Stock (approximately 77.3% of the issued and outstanding shares). All of such shares were purchased pursuant to the Offer as described in Item 4.

    Parent and Purchaser may be deemed to share both the power to vote and the power to dispose of all shares of the Company's Common Stock held by Purchaser.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Reference is hereby made to the information provided under Item 4 of this statement, which Item contains the information called for in response to this
Item 6.

ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS

     Exhibit 2.1 Agreement and Plan of Merger, dated as of November 19, 1997, by and among the Company, Parent and Purchaser (Incorporated by reference to Exhibit (c)(1) of Parent's
                    Schedule 14D-1 filed on November 25, 1997)

     Exhibit 99.1 Joint Filing Agreement, dated as of January 2, 1998, between Parent and Purchaser

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 2, 1998                         TEXAS INSTRUMENTS INCORPORATED
---------------
Date

                                        By: /s/ Richard K. Templeton
                                            ----------------------------------
                                            Richard K. Templeton,
                                            Executive Vice President


January 2, 1998                         DSL ACQUISITION CORPORATION
---------------
Date

                                        By: /s/ George Barber
                                            ----------------------------------
                                            George Barber, President

                                INDEX TO EXHIBITS


     Exhibit 2.1 Agreement and Plan of Merger, dated as of November 19, 1997, by and among the Company, Parent and Purchaser (Incorporated by reference to Exhibit (c)(1) of Parent's
                     Schedule 14D-1 filed on November 25, 1997)

     Exhibit 99.1 Joint Filing Agreement, dated as of January 2, 1998, between Parent and Purchaser